Mail Stop 0308

October 4, 2004


VIA U.S. MAIL AND FACSIMILE

Rufus S. Scott
Vice President, Deputy General Counsel
  and Assistant Corporate Secretary
Texas Genco Holdings, Inc.
1111 Louisiana Street
Houston, Texas 77002

Re:	Texas Genco Holdings, Inc.
Schedule 13E-3 filed on September 3, 2004
File No. 5-78844

Preliminary Schedule 14C filed on September 3, 2004
File No. 1-31449

Form 10-K for the Year Ended December 31, 2003
File No. 1-31449

Dear Mr. Scott:

We have limited our review of your filing to legal disclosure issues and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3

General
1. Please advise us why you believe that the members of senior management of Texas Genco, particularly those officers and directors who are also officers and directors of CenterPoint Energy, should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these persons should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Please be aware that each filing person, including NN Houston Sub, Utility Holding, LLC, and any other parties added as filing persons in response to this comment, must independently make a procedural and substantive fairness determination as to the fairness of the transaction to unaffiliated shareholders, disclose its purposes and reasons for the merger, the alternatives considered and the plans or proposals related to Texas Genco. See Items 1014(a), 1013 and 1006(c) of Regulation M-A.
2. Each filing person, including NN Houston Sub, Utility Holding, LLC, and any other parties added as filing persons in response to the preceding comment, must also identify the factors upon which the fairness determination is based. See Item 1014(b) of Regulation M-A. Note that if any person engaged in the going private transaction did not individually analyze the factors in support of their fairness determination, that person may expressly adopt the analysis of any other filing person. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981). To the extent that any filing person relied on the analysis or conclusions of another party, that person must specifically adopt the analysis in their disclosure.

Item 6.  Purpose of the Transaction and Plans or Proposals
3. Either here or in the information statement, ensure that you provide all of the disclosure regarding the company`s plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

Item 8.  Fairness of the Transaction
4. In your disclosure regarding fairness determinations made by filing persons, state why each filing person has determined that the proposed transaction is procedurally fair despite the absence of the safeguard identified in Item 1014(c) of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719.
5. Disclose whether the board intends to conduct any "bring down" fairness analysis, in light of the precipitous and significant increases in the stock price in recent quarters. If the board does not intend to conduct such an analysis, state the reasons that the board nonetheless continues to believe that the transaction is fair.
6. When incorporating by reference to a previously filed document, please identify the specific exhibit number, type of document (such as a Form 10-K) and file number of the prior document from which information is being incorporated. See Securities Act Rule 411. Please revise your exhibit list accordingly.

SCHEDULE 14C

General
7. State in the Special Factors section the reasons that the special committee or board determined that it would not be necessary to seek a vote of the majority of the unaffiliated shareholders, and how the special committee or board was able to conclude that the transaction was procedurally fair in the absence of such a vote.

Summary Term Sheet, page 1
8. We note that the introductory paragraph under the caption "Summary Term Sheet" states that the summary "highlights important information in [the] information statement but does not contain all of the information that is important to you." According to Item 1001 of Regulation M-A, the summary is required to summarize the material terms of the proposed transaction. Please revise your introduction and your summary term sheet to reflect that the summary contains the material terms of the proposed transaction.

Parties to the Transaction Agreement, page 1
9. We note your disclosure regarding your exercise of the right of first refusal regarding American Electric Power. Describe briefly how this will interact with the going private transaction and the nuclear acquisition. Additionally, clarify why you have stated that you "should be entitled" to purchase a 13.2% interest from AEP, rather than that you "are entitled" to purchase such interest, as suggested by your Form 8-K filed on September 10, 2004.

Purpose and Structure, page 2
10. State the vote required for approval of the transaction, and indicate that the transaction has been approved. Additionally, disclose that the transaction is not subject to a vote of a majority of the unaffiliated shareholders.
11. Provide a diagram of the transaction, including the sale of the non-nuclear assets, to allow shareholders to better understand its structure.
12. Briefly describe the Genco LP Division in this section. This appears to be the first step to your transaction.
13. Briefly describe the True-up Proceeding that you describe on page 38 in the Summary section. Explain the impact of the True-up Proceeding on the transaction.

Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger, page 3
14. Item 1014 of Regulation M-A requires that each filing person make a determination as to the fairness of the transaction to unaffiliated shareholders. It appears that you have included in the definition of "unaffiliated shareholders" the directors and executive officers of CenterPoint and Texas Genco that own Texas Genco stock, even though such persons may be deemed Texas Genco affiliates. Please advise or revise throughout the disclosure document.
15. This section summarizes only the fairness determination of the special committee. Revise your disclosure to include the board`s determination regarding fairness of the transaction to unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. To the extent that any filing person or the board of directors is relying upon the analysis of RBC Capital Markets Corporation, they should expressly adopt such analysis. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 in SEC Release No. 34-17719.

Position of CenterPoint Energy as to the Fairness of the Public Company Merger, page 4
16. We note your statement in the second paragraph that "CenterPoint Energy has not performed, or engaged a financial advisor to perform, for the purposes of assessing the fairness to [Texas Genco`s] unaffiliated shareholders." State either that CenterPoint Energy expressly adopted the fairness analysis set forth in the fairness opinion issued by RBC Capital Markets Corporation, or provide its independent analysis of the factors outlined in Instruction 2 to Item 1014 of Regulation M-A

Financing of the Public Company Merger, page 4
17. Clarify exactly what the $717 million being paid in cash to the unaffiliated shareholders is being paid for. Explain the payment in terms of the non-nuclear assets and the company as a whole.
18. Disclose the terms of each of the financing arrangements, as required by Item 1007(d) of Regulation M-A. Also confirm to us that when the financing is complete, you will file the relevant loan agreements as exhibits to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.
19. Disclose any alternative financing arrangements or plans in the event the primary financing plan falls through. If there are no alternative plans or arrangements, so state. See Item 1007(b) of Regulation M-A.

Interests of CenterPoint Energy, Directors and Executive Officers, page 4
20. Will any of the independent directors be retained as directors of the continuing business of Texas Genco, or in some other capacity, following the transactions? If so, will they be retained on the same terms as they are currently being retained by Texas Genco?

Regulatory Approvals, page 5
21. Update your disclosure regarding the status of regulatory approvals, particularly with respect to the PUC decision concerning Centerpoint Houston`s application.

Conditions to the Closings, page 5
22. Specify which conditions are waivable, and indicate whether you would distribute a revised information statement and Schedule 13E-3 if any of the conditions are waived. Similarly revise the discussion of these conditions on page 63.
23. Revise your disclosure to state clearly that the transaction is subject to a financing condition.

Litigation Concerning the Transaction, page 7
24. To provide additional context for an investor, state the amount of damages sought in the two referenced lawsuits. The determination of whether the litigation is without merit is a legal determination that may be made only by counsel. Identify counsel, or revise the statement to eliminate the legal determination.
25. Please furnish us with copies of the material pleadings and other court papers in the litigation.

Parties to the Transaction Agreement, page 8
26. Please provide the state of incorporation of CenterPoint Energy in accordance with Item 1003(b) of Regulation M-A.
27. In addition to its percentage ownership interest, state the aggregate number of shares held by Utility Holding LLC. See Item
1008(a) of Regulation M-A.

Special Factors, page 11

Purpose and Structure, page 11
28. We note your statement in the introductory paragraph that CenterPoint Energy has publicly disclosed since 2002 its intention to exit the generation sector of the electric power industry. Provide an explanation of the reasons for this long-standing intention; and explain the decision to undertake a going private transaction at this time as opposed to any other time since 2002. See Item 1013(c) of Regulation M-A.
29. Please elaborate briefly on your statement that the multi-step transaction structure was chosen to "increase the after-tax cash proceeds payable to CenterPoint Energy." What consideration was given to the effect of the multi-step transaction on shareholders other than CenterPoint Energy? Would the Bidder White bid referenced on page 16, as later increased, that included a 338(h)(10) election have resulted in greater after tax proceeds to unaffiliated shareholders than the present transaction? Additionally, please make clear why the company opted to pursue a sale of 100% of the company rather than CenterPoint`s 81% interest in the company.

Background of the Transactions, page 12

The Restructuring of Reliant Energy in Response to the Texas Electric Restructuring Law, page 12
30. Disclose the May 2001 initial public offering price in this section.

CenterPoint Energy Pursues a Sale of its 81% Interest - Page 13
31. Please expand the disclosure on pages 13 and 14 to discuss all the "strategic alternatives" that CenterPoint Energy considered in the summer of 2003 and again in January 2004, and explain why they were ultimately rejected in favor of a sale of its 81% interest. See
Item 1013(b) of Regulation M-A.

The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction, page 17
32. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.
33. Supplementally confirm that you have not had a material relationship with RBC Capital Markets Corporation during the past two years.
34. Describe briefly the method of selecting RBC Capital Markets Corporation. See Item 1015(b)(3) of Regulation M-A.
35. Please note that each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by the company or its affiliates from any third party and materially related to the transaction constitutes a separate Item 9 report that must be described in detail in the document and filed as a separate Item 1015 report and filed as an exhibit to the Schedule 13E-3. This requirement includes preliminary and final reports.
For example, please advise us what consideration, if any, was given to whether the various meetings and consultations involving RBC Capital Markets Corporation and Citigroup you reference, such as RBC`s analyses provided on July 14, 2004, and "advice" provided on July 16, 2004, and Citigroup`s presentation made on April 27, 2004, constitute separate Item 1015 reports that need to be described and filed as exhibits under 1015 and 1016 of Regulation M-A.
36. Supplementally furnish us with all written materials furnished to the board or special committee in connection with RBC`s advice regarding the transaction.
37. Please provide additional disclosure regarding the special committee`s decision to reject the alternatives proposed by Bidder Purple and Bidder White in favor of the GC Power Group bid. On page 24 you state that on July 16, 2004 the special committee determined to proceed with the GC Power Group final proposal. Disclose whether, prior to such determination, either Bidder White or Bidder Purple was allowed to submit a counteroffer or otherwise improve their respective bids. Additionally when stating that the Bidder Purple bid offered no consideration or less consideration to the unaffiliated shareholders, make clear that such bid would have allowed holders to retain their equity interest in the company.
38. Provide further information concerning the projections RBC used in performing its analysis. State when and for what purpose the projections were generated, and disclose who prepared them.
39. Further describe the forward power sale arrangements discussed on page 24 and provide further information concerning how they relate to the transaction.

Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger, page 25
40. It appears that management relied upon the appraisal of RBC Capital Corporation to evaluate the fairness of the proposed transaction. If any filing person bases their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719, which states that mere reference to an extract from a report is not sufficient. Please revise accordingly.
41. In the fourth bullet point on page 26, disclose the market price for the company`s common stock on the date immediately preceding announcement of the proposed transaction. Also disclose the specific current and historical market prices considered. In addition, discuss whether the special committee and any of the filing persons considered the discount that the merger consideration represents when compared to the recent higher market prices for the company`s common stock. If so, indicate how the discount impacted their recommendations, if at all.
42. In the third bullet point on page 27, provide further information concerning the South Texas Project sale, and its impact on the transaction.
43. Revise the special committee`s discussion of procedural fairness to separately address Item 1014(c), (d) and (e) of Regulation M-A and why it concluded that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and part of (d).
Determination by Our Board of Directors, page 28
44. We note your statement on page 28 that the board found the public company merger to be procedurally fair to the company`s shareholders. Revise to state the board`s determination of the transaction`s substantive fairness to unaffiliated shareholders as well. Similarly revise the special committee and other filing persons` fairness sections.
45. Each filing person must address the factors itemized in Instruction 2 to Item 1014 of Regulation M-A in support of their fairness determination. To the extent that they are relying on the analysis of another with respect to any of the factors, the filing person must adopt the analysis of the other party. Accordingly, to the extent that the board is relying on the analysis of the special committee or any other filing person is relying on the analysis of the board to satisfy their Item 1014 requirements, they must specifically adopt the analysis as their own.
46. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person`s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the special committee does not appear to address the factors listed in Instruction 2(vi) and
(viii), in particular the higher offer price represented by Bidder White`s proposal, and the board does not address factors (i)-(ii),
(vi) and (viii). Similarly revise the fairness analysis presented for other filing persons. If a particular filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Questions & Answer 20, SEC Release No. 34-17719 (April 13, 1981). If any of these factors resulted in a per share value higher than $47.00 per share, then reference that in the disclosure.
47. In each of the discussions of factors considered, state whether the factors were negative or positive factors that the board, the special committee or CenterPoint Energy considered.

Other Considerations of the Special Committee and our Board of Directors, page 29
48. Revise to explain how the special committee and board evaluated the merger consideration as compared to going concern value. Given that they did not independently "consider" going concern value, explain why the factor was not deemed material or relevant. Alternatively, clarify which portion or portions of the advisor`s analysis they adopt in order to fulfill their requirements under Instruction 2(iv) to Item 1014 of Regulation M-A. Similarly revise CenterPoint Energy`s fairness section.
49. Clarify the specific nature of the company`s business and assets that render book value an inadequate measure of the company`s value. Again, similarly revise CenterPoint Energy`s discussion on this point.
Fairness Opinion of RBC Capital Markets Corporation, page 30
50. Briefly describe the criteria the financial advisor used to select the companies included in its comparable company analysis.
51. We note that the values derived under the comparable company analysis in some instances exceed the consideration to be received by public stockholders. In each instance where the financial analysis produces a value in excess of $47.00, discuss how the result supports the financial advisor`s determination of fairness. Where each filing person references the advisor`s analysis in their fairness determination, have the party disclose that the merger consideration falls below these values calculated by the advisor and explain their reliance upon the fairness opinion nonetheless. Explain why the filing persons believe that the merger consideration is fair to unaffiliated shareholders despite the results of this analysis.

Position of Centerpoint Energy as to the Fairness of the Public Company Merger, page 37
52. Delete the word "may" from the first sentence. Additionally, revise to include a fairness determination of each filing person in accordance with Item 1014(a).
53. In light of the $3.00 price increase between March and July of 2004, it appears that the high end of the range is $49.58. Please revise or advise.

Opinion Received by the Board of Directors of CenterPoint Energy, page 41
54. On page 47, disclose the fee paid by CenterPoint to Citigroup Capital Markets in accordance with Item 1015 of Regulation M-A, both for the current transaction and for services rendered during the past two years. Additionally, disclose the "significant portion" of the fee that is contingent upon completion of the transactions contemplated by the transaction agreement.
55. Supplementally furnish us with all written materials furnished to Centerpoint in connection with Citibank`s advice regarding the transaction.

Our Financial Projections, page 47
56. Disclose the reasons that the updated financial projections were not furnished to GC Power or the other bidders. We may have further comment.

Fees and Expenses, page 74
57. Please provide the information left blank in this section. Interests of CenterPoint Energy, Directors and Executive Officers, page 80
58. In an appropriate location in the information statement, describe the effects of the transaction on each affiliate`s interest in the net book value and net earnings of Texas Genco in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Public Company Merger, page 84
59. Disclose the federal tax consequences of the transaction for CenterPoint Energy and Utility Holding, LLC, in accordance with Item 1013(d) of Regulation M-A.

Dissenter`s Appraisal Rights, page 86
60. State whether shareholders will be notified of the date on which their dissenter`s rights will expire. See Item 1 of Schedule 14C and
Item 3 of Schedule 14A.

Our Directors and Executive Officers, page 77
61. Provide five full years of biographical information for each of the officers and directors identified. See Item 401 of Regulation S-K.

Cautionary Statement Regarding Forward-Looking Statements, page 92
62. Section 27A(b)(1)(E) of the Securities Act and Section 21E(b)(1)(E) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Please delete any references to the Private Securities Litigation Reform Act of 1995.
63. Your statement that words such as "will" are used to identify forward-looking statements is confusing since the term "will" generally implies more certainty. Please revise or advise.

Appendices
64. Disclose explicitly in the opinion of Citigroup Global Markets Inc. that it has consented to the inclusion of its opinion and the summary of its opinions in the Schedule 14C and Schedule 13E-3.

	As appropriate, please amend your information statement and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Will Hines at (202) 824-5302, Ellie Quarles at (202) 942-1859, Julia Griffith at (202) 942-1762 or me at (202) 942-1900
with any other questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	J. David Kirkland, Jr.
Baker Botts, L.L.P.
910 Louisiana
Houston, Texas 77002-4995
Texas Genco Holdings, Inc.
Schedule 13E-3/Schedule 14C
October 4, 2004
Page 1